UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTION

240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13D-2(a)

Crazy Woman Creek Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

225233105

(CUSIP Number)

Donald W. Burton

614 West Bay Street

Tampa, FL 33606

Phone No.: 813-253-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒

Schedule 13D Page 2 of 8

CUSIP No.: 225233105

1.	Name of reporting person: The Burton Partnership, Limited Partnership
2.	Check the appropriate box if a member of group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 39,830
	8.	Shared voting power: 0
	9.	Sole dispositive power: 39,830
	10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person: 39,830
12.	Check if the aggregate amount in row (11) excludes certain shares		☐
13.	Percent of class represented by amount in row (11): 6.24%
14.	Type of reporting person: PN

Schedule 13D Page 3 of 8

CUSIP No.: 225233105

1.	Name of reporting person: The Burton Partnership (QP), Limited Partnership
2.	Check the appropriate box if a member of group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 119,491
	8.	Shared voting power: 0
	9.	Sole dispositive power: 119,491
	10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person: 119,491
12.	Check if the aggregate amount in row (11) excludes certain shares		☐
13.	Percent of class represented by amount in row (11): 18.73%
14.	Type of reporting person: PN

Schedule 13D Page 4 of 8

CUSIP No.: 225233105

1.	Name of reporting person: Donald W. Burton
2.	Check the appropriate box if a member of group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization: USA
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 0
	8.	Shared voting power: 159,321
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 159,321
11.	Aggregate amount beneficially owned by each reporting person: 159,321
12.	Check if the aggregate amount in row (11) excludes certain shares		☐
13.	Percent of class represented by amount in row (11): 24.98%
14.	Type of reporting person: IN

Schedule 13D Page 5 of 8

CUSIP No.: 225233105

This Schedule 13D supersedes the Schedule 13G filed on November 30, 2005, by The Burton Partnership, Limited Partnership; The Burton Partnership (QP), Limited Partnership; and Donald W. Burton (each is sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”) relating to shares of Common Stock of Crazy Woman Creek Bancorp, Inc. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of Common Stock of Crazy Woman Creek Bancorp, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 106 Fort Street, P.O. Box 2020, Buffalo, Wyoming 82834.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by The Burton Partnership, Limited Partnership; The Burton Partnership (QP), Limited Partnership; and Donald W. Burton.

(b)	The business address for The Burton Partnership, Limited Partnership; The Burton Partnership (QP), Limited Partnership; and Donald W. Burton is 614 West Bay Street, Tampa, FL 33606.

(c)	The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership are both investment funds of which Donald W. Burton is general partner. Donald W. Burton’s principal occupation is managing investments. The business addresses for each are set forth above in response to Item 2(b).

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Burton Partnership, Limited Partnership; and The Burton Partnership (QP), Limited Partnership, are both organized under the laws of Delaware. Donald W. Burton is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for all shares of the Issuer’s Common Stock reported on this Schedule 13D (the “Subject Shares”) was approximately $2,468,000, which was sourced from investor funds.

Schedule 13D Page 6 of 8

CUSIP No.: 225233105

Item 4.	Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the Subject Shares for investment purposes as part of their investment activities because they believed that the Subject Shares represented a good investment.

The Reporting Persons intend to review and evaluate their investment in the Subject Shares on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Company, seek discussions with the Issuer’s management and other stockholders regarding the Issuer’s strategic direction and prospects to increase shareholder value, including a possible sale of the Issuer.

Except as described above, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Depending on various factors and as part of their ongoing review and evaluation of their beneficial ownership of the Issuer’s Common Stock, the Reporting Persons may in the future develop such plans or proposals or any other plans or proposals relating to the Issuer and take action with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)	See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons. Collectively, the Reporting Persons beneficially own 159,321 shares, or 24.98%, of the Issuer’s Common Stock.

(b)	Donald W. Burton, as general partner of both The Burton Partnership, Limited Partnership; and The Burton Partnership (QP), Limited Partnership has the shared power to vote or to direct the voting of and to dispose or direct the disposition of 159,321 shares of the Issuer’s Common Stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Understanding, Arrangements and Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement between The Burton Partnership, Limited Partnership; The Burton Partnership (QP), Limited Partnership; and Donald W. Burton.

Schedule 13D Page 7 of 8

CUSIP No.: 225233105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2013

THE BURTON PARTNERSHIP, LIMITED PARTNERSHIP

By:	/s/ Donald W. Burton
Name:	Donald W. Burton
Title:	General Partner

THE BURTON PARTNERSHIP (QP), LIMITED PARTNERSHIP

By:	/s/ Donald W. Burton
Name:	Donald W. Burton
Title:	General Partner

/s/ Donald W. Burton
Donald W. Burton